UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DEEP WELL OIL AND GAS INC.
(Name of Issuer)

Common Stock,
(Title of class of Securities)

243798 10 5
(CUSIP Number)

Tamm Oil and Gas Corp.
Suite 460, 734-7 Ave SW Calgary, AB, Canada T2P 3P8
(403) 975-9399
(Name of Filing Persons)

Hamilton & Lehrer P.A.
101 Plaza Real South Suite 201
Boca Raton Florida 33432
561-416-8956
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 27, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) and (4),check the following box [—].
Check the following box if a fee is being paid with this statement [—].

1.	Name of Reporting Person	Tamm Oil and Gas Corp.

	IRS Identification No. of Above Person	20-3773508

2.	Check the Appropriate Box if a Member of a Group	Not applicable

3.	SEC USE ONLY

4.	Source of Funds	00

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization	Nevada

NUMBER OF	7. Sole Voting Power	21,533,000
SHARES
BENEFICIALLY	8. Shared Voting Power	0
OWNED BY
EACH	9. Sole Dispositive Power	0
REPORTING
PERSON WITH	10. Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	21,533,000

12.	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row 11	26%

14.	Type of Reporting Person	CO

15.	Name of Reporting Person	Tamm Oil and Gas Corp.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock of Deep Well Oil & Gas, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 10117 Jasper Avenue, Suite 510, Edmonton, Alberta T3H 3C8 Canada.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Tamm Oil and Gas Corp, a Nevada Corporation is referred to as the “Reporting Person”.

(b) During the past five years, none of the Officers or Directors of the Reporting Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(c) The principal place of employment of the Officers and Directors of the Reporting Person is for the Reporting Person.

(d) SEC use only.

(e) During the past five years, none of the Reporting Person Officers or Directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Officers or Directors of the Reporting Person are citizens of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

As reported on the Form 8K filed by the Reporting Person on January 18, 2008, pursuant to a Share Exchange Agreement dated Dec. 27, 2007 the Reporting Person exchanged 21,533,000 restricted shares of its common stock to three Shareholders of the Issuer in exchange for 21,533,000 restricted shares of the common stock of the Issuer as follows:

(a) 14,289,276 shares to LB (Swiss) Private Bank, Ltd.,

(b) 2,597,509 shares to Arthur Sulzer and

(c) 4,646,15 shares to Rohn & Bodner Banquiers.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person, intends to hold the securities of the Issuer for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of shares of common stock to which this Schedule 13D relates is 21,533,000 shares of common stock of the Issuer, representing approximately 26% of the shares of common stock of the Issuer outstanding as of September 30, 2007, according to the Issuer's website, which is the latest such information available. The Reporting Person directly beneficially owns all of such 21,533,000 shares.

(b) The Reporting Person, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of common stock reported as beneficially owned by it as set forth in Item 5(a) hereof.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 26, 2008

Tamm Oil and Gas Corp.

By: /s/ Wiktor Musial
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Name: Wiktor Musial
President/Principal Executive Officer/Principal Financial Officer
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).